

September 12, 2023

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

      Re: La Rosa Holdings Corp.
          Amendment No. 12 to Registration Statement on Form S-1
          Filed September 1, 2023
          File No. 333-264372

Dear Joseph La Rosa:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 12 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-6

1. We note that, with respect to the exercise of the representatives warrants, you have assumed that there will be a sufficient number of shares at the time of the exercise. Please remove this assumption, as it goes to a material fact underlying the opinion. Please see Staff Legal Bulletin 19, Section II.B.3.a.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.